KBREWS, Inc.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

KBREWS, Inc.

Balance Sheets

		31-Dec-21		31-Dec-20
ASSETS				
Current assets				
Cash and cash equivalents	$	74,512.97	$	36,739.09
Accounts Receivable	$	285,329.90	$	76,848.82
Other Current Assets	$	170,179.77	$	51,682.39
Total current assets	$	**530,022.64**	$	**165,270.30**
Fixed Assets	$	36,166.39	$	39,180.26
Total Assets	$	**566,189.03**	$	**204,450.56**
LIABILITIES AND EQUITY				
Current liabilities				
Accounts Payable	$	2,458.91	$	11,735.38
Credit Cards	$	35,592.43	$	12,117.39
Other Current Liabilities	$	11,880.00	$	41,300.00
Total current liabilities	$	**49,931.34**	$	**65,152.77**
Long-Term Liabilities	$	-	$	1,573.85
Total Liabilities	$	**49,931.34**	$	**66,726.62**
Equity	$	516,257.69	$	137,723.94
Total Liabilities and Equity	$	**566,189.03**	$	**204,450.56**

KBREWS, Inc.

Statement of Profit and Loss

		Jan - Dec 2021		Jan - Dec 2020
Income				
4002 Gross Sales	$	1,312,735.81	$	485,869.12
4200 Sales Discounts & Allowances	$	(36,726.42)	$	(3,830.20)
4300 Other Primary Income	$	8,025.55	$	-
Total Income	$	**1,284,034.94**	$	**482,038.92**
Cost of Goods Sold	$	927,215.87	$	211,006.02
Gross Profit	$	**356,819.07**	$	**271,032.90**
Expenses				
5150 Product Logistics	$	215,859.18	$	180,827.71
5200 Selling Expenses	$	65,475.70	$	14,465.34
5300 Marketing Expenses	$	414,780.12	$	184,515.25
5400 Product Development	$	18,583.17	$	3,312.82
6100 Salaries & Wages	$	378,124.17	$	148,822.28
6300 Travel Expenses	$	53,567.66	$	28,009.40
6500 Professional Fees	$	136,110.41	$	48,893.90
6550 Transaction Fees	$	(2,391.46)	$	(261.35)
6700 Compliance & Insurances	$	18,782.53	$	4,455.28
6800 Other Office Expenses	$	37,767.76	$	28,143.95
Total Expenses	$	**1,336,659.24**	$	**641,184.58**
Net Operating Income	$	**(979,840.17)**	$	**(370,151.68)**
Other Income	$	30,100.00	$	36,000.00
Other Expenses	$	4,788.93	$	11,293.17
Net Other Income	$	**25,311.07**	$	**24,706.83**
Net Income	$	**(954,529.10)**	$	**(345,444.85)**

KBREWS, Inc.

Statement of Cash Flows

	Jan - Dec 2021		Jan - Dec 2020	
OPERATING ACTIVITIES				
Net Income	$	(954,529.10)	$	(345,444.85)
Changes in Working Capital	$	(339,186.02)	$	(42,040.11)
Net cash provided by operating activities	$	**(1,293,715.12)**	-$	**387,484.96**
FINANCING ACTIVITIES				
Business and Personal Proceeds	$	1,331,489.00	$	394,912.85
Net cash provided by financing activities	$	**1,331,489.00**	$	**394,912.85**
Net cash increase for period	$	**37,773.88**	$	**7,427.89**
Cash at beginning of period	$	**36,739.09**		29,311.20
Cash at end of period	$	**74,512.97**	$	**36,739.09**

KBREWS, Inc.

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance at 31 December 2020	-	-	-	-			
Contributions		$ 2,053,039.45			$ 32,047.12		$ 2,085,086.57
Other comprehensive gain/(loss)							
Net income						$ (1,568,828.88)	$ (1,568,828.88)
Ending Balance at 31 December 2021	-	-	-	-	-	-	$ 516,257.69

KBREWS, Inc.

Notes to financial statement for the year ended 31 December 2021 and 2020

1. Organization and Purpose

Kbrews, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates in the beverage manufacturing industry and derives revenue from product sales.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies in the preparation of these financial statements is presented below:

o   Applied Accounting Framework

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

o   Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31

o   Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

o   Previous Equity Rounds

In February 2021 an initial SEED round yielded total funding of $1,324,984.40. In addition, SAFE rights totaling 1,880,000.00 were issued between the dates 04/18/2018 – 06/10/2022.

o   Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

- <u>Subsequent Events</u>

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.